UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

AU$27.5 million Underwritten Issue

Brisbane, AUSTRALIA – 28 July 2006: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).

Metal Storm has today lodged with ASIC a prospectus for an underwritten
AU$27.5 million capital raising through a Renounceable Rights Issue of unsecured Convertible Notes and attaching Options. The funds raised will be primarily used to fund the advancement of the company’s commercialisation strategy and to finance specific product development programs.

Approximately 203.7 million Notes with a face value of AU$0.135 are being offered to eligible shareholders on the basis of 1 Note for each 2.674 ordinary shares on issue to raise approximately $27.5 million.

The issue is fully underwritten by Patersons Securities Limited and sub-underwritten to the extent of AU$26.125 million by Harmony Investment Fund
Limited.

Convertible Note holders will receive a fixed rate of return of 10% per annum paid three monthly in arrears, for a three year period. The full terms of the
Notes are set out in the prospectus, a copy of which will be available for review on the company’s website at www.metalstorm.com.

Investors will also receive one Option for every two Notes allotted for no additional consideration.  The Options may be exercised at any time before 5pm
AEST on the date which is three years from the date of issue of the Options by paying the exercise price of AU$0.15 per Option.

The Convertible Notes and the Options will be quoted on ASX. Ordinary shares issued on conversion of the Notes or exercise of the Options will rank equally in all respects with all other ordinary shares on issue.

The net funds raised, together with existing cash reserves and confirmed revenues from current operations, are expected to be sufficient to cover the estimated cost of existing and planned operations and interest payable on the
Convertible Notes through to the August 2009, without assuming additional income from other sources or from the exercise of options.
Ends.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia
Ian Gillespie – Chief Operating Officer - Ph: +61 (0) 7 3221 9733
US
Peter Faulkner - SVP US Operations - Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Harmony Capital Pte Limited
Harmony Capital Partners is a Singapore-based fund management company which manages a US$500m capacity Fund.  The primary strategy of Harmony is to invest in special situations in Asia including Australia and New Zealand.  The principals of Harmony, Suresh Withana and John Nicholls, are very familiar with the investment environment in Australia, particularly in the turnaround space with experience in a number of industry sectors.  Harmony has a number of large investors in its fund including a cornerstone investor with a significant capital base providing it with the capability to execute investments ranging from US$5m to US$50m in size.

About Patersons Securities Limited
Patersons Securities is Australia’s largest independently owned specialist stockbroker, with ten offices around the country.  Established over 100 years ago, Patersons now has more than 140 private client advisers, institutional sales, research and full corporate finance capability.  Over the last two years the Patersons corporate finance team has raised over $1.5 billion for clients, ranking it in the Top 10 brokers in capital raisings by value.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 31, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary